Date 30 September 2003

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BHP BILLITON LIMITED 2003 - PROXY FORM

Please find attached BHP Billiton Limited 2003 Proxy form. Will be mailed to shareholders early in October 2003.

Karen Wood - Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia





bhpbilliton

If undeliverable please return to
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Vic 3001
Australia

POSTAGE
PAID
AUSTRALIA

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SAMPLETOWN TAS 7000

USE OUR -

electronic Services

VISIT -

www.bhpbilliton.com

GO TO
SHAREHOLDER
SERVICES

TO -

- vote online
- check your shareholding online
- provide your email address
- receive emails from the company

004644 V_006UKH



Chairman's Office
BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
A member of the BHP Billiton group which is
headquartered in Australia
www.bhpbilliton.com

24 September 2003

Dear Shareholder(s)

As we go to print with the 2003 Annual Report and Notice of Annual General Meeting, we are finalising the move to our new global headquarters at the Queen Victoria building in Lonsdale Street, Melbourne. Planning for our move started in 2001 and as we complete arrangements it is exciting to think that we will be establishing this truly global company, borne from the merger of BHP and Billiton, in these new and exciting surrounds.

Our annual general meeting this year will be held on Thursday 13 November 2003 at 11.00am and I am hopeful that as many shareholders as possible can join us to take advantage of this opportunity to meet with and talk to Directors and senior executives.

Most of the items of business set out on the attached Notice will be familiar to you, having been presented in prior years. This year, however, we are putting the Remuneration Report for the Group (that appears in the Annual Report) to shareholders for approval for the first time. If you are one of the shareholders who has elected not to receive a copy of the Annual Report and you would like to review the material you can access a copy on our website, www.bhpbilliton.com.

A facility has also been created on our website for shareholders to lodge questions or raise issues of concern ahead of the meeting. This will give us a better idea of the types of issues you might like to hear from us on, when we make our presentations.

If you cannot attend in person, please complete and mail the attached proxy form. Alternatively you may register your proxy appointment and voting instructions electronically over the internet, or by fax. Your directors believe that the proposals set out in the Notice and described in the Explanatory Notes are in the best interests of both the Company and its shareholders, and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Should you wish to appoint me or any of the other directors as your proxy, we will be pleased to act on your behalf and will of course vote in accordance with your instructions. If however you give us a discretion how to vote we will vote in favour of each of the items of business to be considered.

I look forward to seeing as many of you as possible at the meeting.

Yours sincerely

D R Argus
Chairman



BHP Billiton Limited
Registered in Australia 49 004 028 077

004644 V_006ULG

Form of Proxy



Mark this box with an X if you have made any changes to your address details
Note - If you are a CHESS holder, please advise any changes through your controlling stockbroker.

 X

BHP Billiton Limited
Registered in Australia 49 004 028 077

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ADDRESS
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SAMPLETOWN TAS 7000

BHP

Securityholder Reference Number



I 1234567890   I N D

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote at the annual general meeting hereby appoint

 X   the Chairman
of the Meeting
(mark with an 'X')   **OR**

Write here the name of the person you are appointing if
this person **is someone other than** the Chairman of the
Meeting.   ----------

or failing the person named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she thinks fit, at the Meeting and at any adjournment thereof. Should any resolutions, other than those specified, be proposed at the Meeting my/our proxy may vote on those matters as he or she thinks fit. I/We understand that I/we may submit a proxy form and still attend the Meeting. If I/we do this, my/our proxy's authority is suspended only in relation to those resolutions (if any) in relation to which I/we have appointed the proxy but on which I/we choose to vote personally.
Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business and, in particular, in favour of items 18 and 19.

Voting directions to your proxy - please mark  X **to indicate your directions**

	For	Against	Abstain			For	Against	Abstain
1. To receive the Financial Statements and Reports of BHP Billiton Limited	☐	☐	☐	11. To elect Dr J G Buchanan as a Director of BHP Billiton Limited		☐	☐	☐
2. To receive the Financial Statements and Reports of BHP Billiton Plc	☐	☐	☐	12. To elect Dr J G Buchanan as a Director of BHP Billiton Plc		☐	☐	☐
3. To re-elect Dr D C Brink as a Director of BHP Billiton Limited	☐	☐	☐	13. To re-appoint the auditors of BHP Billiton Plc		☐	☐	☐
4. To re-elect Dr D C Brink as a Director of BHP Billiton Plc	☐	☐	☐	14. To renew the Directors' authority to allot shares in BHP Billiton Plc		☐	☐	☐
5. To re-elect Mr M A Chaney as a Director of BHP Billiton Limited	☐	☐	☐	15. To renew the disapplication of pre-emption rights in BHP Billiton Plc		☐	☐	☐
6. To re-elect Mr M A Chaney as a Director of BHP Billiton Plc	☐	☐	☐	16. To authorise BHP Billiton Plc to make market purchases of its own shares		☐	☐	☐
7. To re-elect Lord Renwick of Clifton as a Director of BHP Billiton Limited	☐	☐	☐	17. To approve the Remuneration Report		☐	☐	☐
8. To re-elect Lord Renwick of Clifton as a Director of BHP Billiton Plc	☐	☐	☐	18. To approve the issue of awards to Mr C W Goodyear under BHP Billiton Limited's Group Incentive Scheme		☐	☐	☐
9. To elect Mr M Salamon as a Director of BHP Billiton Limited	☐	☐	☐	19. To approve the issue of awards to Mr M Salamon under BHP Billiton Plc's Group Incentive Scheme		☐	☐	☐
10. To elect Mr M Salamon as a Director of BHP Billiton Plc	☐	☐	☐					

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact name   Contact daytime telephone   /   /   Date

✚ B H P B

004644 V_007M5A ■

How to complete this form

If you are unable to attend the Annual General Meeting to be held on Thursday, 13 November 2003 at 11.00am, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote your shares.

Appointment of a second proxy
A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Any questions?
Telephone: (Australia only) 1300 656 780; (International) (61 3) 9649 5020 for an additional proxy form or if you have any questions on how to complete this form.

Directing your proxy how to vote
If you wish to direct your proxy how to vote on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box.

Signing instructions
You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, all of the holders should sign.

Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

Internet voting: Go to www.bhpbilliton.com, click on the 'go to Shareholder Services' icon, then select BHP Billiton Limited Shareholders 'Vote online' and follow the prompts and instructions. To access this service you will need your securityholder reference number (SRN) which is printed on the top right hand corner of the reverse of this form.

Deadline for receipt of proxy form

Your completed proxy form (and any relevant authorities) must be received at the BHP Billiton Share Registry or the Registered Office of the Company in Melbourne not later than 11.00am (Australian Eastern Daylight Time) on Tuesday, 11 November 2003.

An envelope is enclosed for the return of your completed proxy form.

You may record your proxy voting instructions by the above time and date on the internet at www.bhpbilliton.com. Alternatively, your signed proxy form (and any relevant authorities) may be lodged by the above time and date by facsimile on (61 3) 9473 2555.

Documents may be lodged using the reply paid envelope or:
-   by posting, delivery or facsimile to BHP Billiton Limited Share Registry
-   or to the Registered Office of BHP Billiton Limited being
    27th Floor
    BHP Billiton Centre
    180 Lonsdale Street
    MELBOURNE VIC 3000 Australia

004644 V_007M6A